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                                                    Filed by Allen Telecom Inc.
                                                  Commission File No. 001-06016
                          Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company:  Allen Telecom Inc.
                                                 Commission File No. 333-104177


     This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

     On or about June 25, 2003, Allen Telecom Inc. mailed the following document to certain Allen stockholders.



                              [Allen Telecom logo]

                        *YOUR VOTE HAS NOT BEEN RECEIVED*

                                                                 June 25, 2003

Dear Allen Stockholder:

Our records indicate your vote has not yet been received for the Special Meeting of Stockholders of Allen Telecom Inc. to be held at 25101 Chagrin Boulevard, Beachwood, Ohio on July 15, 2003 at 10:00 a.m. local time. Please take a moment right now to ensure that your shares are represented at this important meeting.

At the meeting you will be asked to vote upon a proposal to adopt the Agreement and Plan of Merger among Andrew Corporation, Adirondacks, LLC and Allen Telecom Inc., and approve the merger and the other transactions contemplated by the Agreement and Plan of Merger.

                            *YOUR VOTE IS IMPORTANT*

A failure to respond WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THE PROPOSAL TO ADOPT THE AGREEMENT AND PLAN OF MERGER.

                         *PLEASE VOTE YOUR SHARES TODAY*

In order to ensure that every stockholder has an opportunity to vote his or her shares, no matter how few or how many shares you may own, we are enclosing an additional proxy card that will allow you to exercise your rights as a stockholder.

YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THE MERGER IS IN THE BEST INTERESTS OF ALLEN TELECOM INC. STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE "FOR" THE MERGER PROPOSAL AND THE OTHER PROPOSAL BEING PUT BEFORE ALLEN TELECOM INC. STOCKHOLDERS.

Please vote by Telephone or Internet Today! REMEMBER--EVERY SHARE AND EVERY VOTE COUNTS! You may also sign, date and mail your proxy card in the envelope provided. If you have any questions, please call MacKenzie Partners, Inc. at
(800) 322-2885.

Thank you in advance for voting promptly.

Sincerely,

/s/ Philip Wm. Colburn
Philip Wm. Colburn
Chairman of the Board of Directors
Allen Telecom Inc.


ADDITIONAL INFORMATION AND WHERE TO FIND IT
On June 10, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a definitive joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003 and any other relevant materials filed by Andrew or Allen with the SEC because they contain important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus was sent to Andrew and Allen security holders of record as of May 27, 2003 on or about June 12, 2003 seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus as well as other documents filed by Andrew and Allen with the SEC at the SEC's website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the transaction. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003.